KINGSWAY FINANCIAL SERVICES INC.
Kingsway 2007 General Partnership announces partial tender offer for its
Unsecured 6% Debentures due July 11, 2012
Offer part of the $40 million Capital Initiative announced by Kingsway
Attention Business Editors:
Toronto, July 14, 2009 — Kingsway 2007 General Partnership (the “Offeror”), an indirect wholly-owned subsidiary of Kingsway Financial Services Inc. (“Kingsway” or the “Company”), has today announced the commencement of a modified “Dutch Auction” tender offer (the “Offer”) for a portion of its outstanding Unsecured 6% Debentures due July 11, 2012 (the “2012 Debentures”).
The Offer provides for a cash purchase of 2012 Debentures at a price per $1,000 principal amount of debentures of not less than $540 and not greater than $620 (the “Specified Range”), for a maximum aggregate purchase price to the Offeror not to exceed $31 million (excluding accrued and unpaid interest). The Offer will expire 5:00 p.m. (Toronto time) on August 14, 2009, unless extended or earlier terminated by the Offeror.
The Offer is part of the $40 million capital initiative announced by Kingsway in May 2009. The Capital Committee of Kingsway’s board of directors has recommended that capital allocated to the Capital Committee for the capital initiative that remains unused following the expiry of the Offer and the expiry of the take-over bid for units of the Kingsway Linked Return of Capital Trust be applied to the repurchase of Kingsway common shares pursuant to the Company’s normal course issuer bid.
The terms and conditions of the Offer are described in the Offer to Purchase, dated July 14, 2009 and the related Letter of Acceptance and Transmittal (the “Offer Documentation”), that are being provided to all holders of 2012 Debentures.
The modified “Dutch Auction” tender offer allows holders of the 2012 Debentures to indicate the principal amount of debentures that such holders wish to tender and the offer price within the Specified Range (in $5.00 increments) at which they wish to tender such debentures. The total consideration paid by the Offeror for each $1,000 principal amount of debentures validly tendered (and not withdrawn) and accepted for purchase by the Offeror (subject to proration) will equal the clearing price, which will be (i) the lowest single offer price such that, for all tenders whose offer price is equal to or less than this lowest single offer price, the Offeror will be able to purchase debentures for an aggregate consideration of $31 million; or (ii) in the event debentures tendered would result in the Offeror purchasing for an aggregate consideration of less than $31 million, the highest offer price with respect to any debenture validly tendered (and not withdrawn).

Questions regarding the Offer, requests for copies of the Offer Documentation, or requests for assistance in tendering 2012 Debentures pursuant to the Offer should be directed to Kingsdale Shareholder Services Inc. at The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, North American Toll-Free Phone Number 1-866-581-1570, Toll Free Fax 1-866-545-5580 or at contactus@kingsdaleshareholder.com.
Ogilvy Renault LLP is legal counsel to KFS and the Offeror.
This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, 2012 Debentures or any other security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer Documentation. Holders of 2012 Debentures should read these materials carefully because they contain important information, including the terms and conditions of the Offer.
The Offer is not being made to holders of 2012 Debentures in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction.
This press release includes forward-looking statements that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management’s current expectations and assumptions. The words “anticipate”, “expect”, “believe”, “may”, “should”, “estimate”, “project”, “intend”, “forecast” or similar words are used to identify such forward-looking information. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management of Kingsway. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Kingsway’s securities filings, including its 2008 Annual Report under the heading Risk Factors in the Management’s Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Kingsway’s website at www.kingsway-financial.com. Kingsway disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact: Carol Dixon
Kingsdale Shareholder Services Inc.
Telephone: 1-866-581-1570 Toll Free Facsimile: 1-866-545-5580
Email: contactus@kingsdaleshareholder.com